SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 320 SOUTH CANAL STREET CHICAGO, ILLINOIS 60606-5707 TEL: (312) 407-0700 FAX: (312) 407-0411 www.skadden.com June 6, 2025

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Kimberly Browning

David Manion

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Crescent Capital BDC, Inc. –

      Registration Statement on Form N-2 (File No. 333-281876)

Ladies and Gentlemen:

We are in receipt of the telephonic comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the “Registration Statement”) of Crescent Capital BDC, Inc. (the “Company”) that was submitted to the SEC on February 3, 2025.

The Company has considered your comments and authorized us to make on its behalf the responses discussed below. For ease of reference, your comments are set forth below in bold font and are followed by the corresponding response.

Changes to disclosure referenced below are reflected in Pre-Effective Amendment No. 2 to the Registration Statement being filed by the Company today via EDGAR. We have included section headings where revised disclosure addressing a particular comment may be found.

Capitalized terms not otherwise defined in this response letter have the meaning given to them in the Registration Statement.

Accounting Comments

1.	Please ensure that the final prospectus includes all applicable hyperlinks.

The Company has revised the prospectus to include all applicable hyperlinks.

June 6, 2025

2.	Please update financial information throughout the prospectus to reflect December 31, 2024 information, as reflected in the Company’s 10-K.

The Company has revised the prospectus to reflect December 31, 2024 and March 31, 2025 financial information, as reflected in the Company’s most recent 10-K and 10-Q, as applicable.

3.	Under the heading “Fees and Expenses”:

(a)	“Other Expenses” do not appear to include income tax and/or excise tax expense. Please explain where income tax (and/or excise tax if applicable) is reflected in the fee table.

The Fee and Expense table has been revised to include income and excise tax in “Other Expenses.”

(b)	Footnote 9 refers to the six months ended September 30, 2024. Please advise if that should be nine months.

The Fees and Expense table has been updated to reflect information through March 31, 2025 and the footnote has been updated accordingly.

(c)	In footnote 10, please confirm that Acquired Fund Fees and Expenses does not include expenses of wholly owned subsidiaries of the Fund.

The Fund confirms that Acquired Fund Fees and Expenses do not include expenses of wholly owned subsidiaries of the Fund. Such expenses are included in “Other Expenses.”

4.

Under the heading “Risk Factors—Our strategy involves a high degree of leverage. We intend to continue to finance our investments with borrowed money, which will magnify the potential for gain or loss on amounts invested and increases the risk of investing in us. The risks of investment in a highly leveraged fund include volatility and possible distribution restrictions,” the lead in to the tabular presentation refers to “hypothetical annual returns on our portfolio of minus 15% to plus 15%,” however the tabular presentation includes hypothetical annual returns of minus 10% to plus 10%. Please revise.

June 6, 2025

The Company has revised the lead in to the tabular presentation to refer to hypothetical annual returns of minus 10% to plus 10%.

Disclosure Comments

5.

In disclosing that the Company complies with the provisions of the 1940 Act governing capital structure on an aggregate basis with any wholly owned subsidiary, please specifically mention the treatment of the debt of any such subsidiary.

The Company has added the requested disclosure.

6.	With respect to Article IX of the Company’s Articles of Incorporation:

(a)

please disclose in an appropriate location the risks associated with the exclusive forum provisions with respect to the selection of the Circuit Court for Baltimore City, Maryland as exclusive forum, and that such provisions do not apply to the claims under the federal securities laws.

The Company has added disclosure regarding the risks associated with the selection of the Circuit Court for Baltimore City, Maryland as exclusive forum and that the Company has been advised that it is the view of the Staff of the Securities and Exchange Commission that such provisions do not apply to claims under the federal securities laws.

(b)

please disclose in an appropriate location the risks associated with the exclusive forum provisions with respect to the selection of the United States District Court for the District of Maryland, Baltimore Division as the exclusive forum if the Circuit Court for Baltimore City, Maryland does not have jurisdiction, and that there is a question as to enforceability of such provision with respect to claims under the Securities Act of 1933 and the Investment Company Act of 1940, which provide for concurrent federal- and state-court jurisdiction.

The Fund has added the requested disclosure.

June 6, 2025

7.

Under the heading “Prospectus Summary—Risk Factors—Risks Relating to Our Common Stock,” the third to last bullet point states that [p]rovisions of the Maryland General Corporation Law and of our Articles of Amendment and Restatement, as amended (the “Charter”), and Amended and Restated Bylaws, as amended (the “Bylaws”) could deter takeover attempts and have an adverse effect on the price of our common stock.” However, disclosure elsewhere clarifies that the Company has opted out of the Maryland Control Share Acquisition Act. Please clarify.

The reference in the third to last bullet point to provisions that could defer takeover attempts was not intended to refer solely to the Maryland Control Share Acquisition Act, but instead is intended to refer generally to any provisions that could have such an effect, The Company has added a cross reference to the bullet point, to see “Description of Securities—Provisions of the Maryland General Corporation Law and the Charter and Bylaws.”

8.

Under the heading “Fees and Expenses,” in footnote 3, please clarify the statement that “[t]he plan administrator’s fees under the plan are paid by us” to make clear that such expenses are ultimately born by common shareholders. Make conforming changes elsewhere that fees paid by the Company are discussed.

The Company has revised the disclosure as requested.

* * *

June 6, 2025

Please telephone me at 312-407-0641 with any questions or comments you may have.

Sincerely,

/s/ Kevin T. Hardy

cc:	Crescent Capital BDC, Inc.
Jason A. Breaux
Gerhard Lombard
George Hawley